Exhibit 99.1

The9 Signed Legally Binding Memorandums of Understanding on the Additional Purchase of Bitcoin Mining Machines

Shanghai, China, February 8, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it signed six legally binding Memorandums of Understanding (collectively the “MOUs”) with six unrelated Bitcoin mining machine owners to purchase Bitcoin mining machines by the issuance of Class A ordinary shares. This batch of Bitcoin mining machines includes different brands such as WhatsMiner, AntMiner and AvalonMiner, with a total number of 10,489 units and a total hash rate of approximately 251PH/S. These Bitcoin mining machines have already been deployed in Qinghai, Xinjiang and Inner Mongolia in China. According to the MOUs, The9 will issue approximately 7,178,160 Class A ordinary shares (equivalent to 239,272 ADSs) to the sellers based on The9 share price of US$23.35 prior to the MOUs, with a lock up period of 6 months. The9 will designate an independent valuation firm to conduct examination and assessment of the Bitcoin mining machine fair market value, and will make adjustment to the number of Class A ordinary shares to be issued if needed. The9 expects to complete the signing of the definitive agreements within one month after the signing of the MOUs.

The9 also announced that it completed the signing of the definitive agreements for the last batch of 26,007 Bitcoin mining machines with reference to the fair market value on the valuation report issued by an independent valuation firm and The9 share price of US$11.18 prior to the respective Memorandums of Understanding signing date. The9 will issue a total number of 26,838,360 Class A ordinary shares (equivalent to 894,612 ADSs) to the sellers, with a lock up period of 6 months.

After the completion of these two purchases, The9 is expected to own 36,496 Bitcoin mining machines, and the total hash rate will be upgraded to approximately 800PH/S.

In Addition, in early February 2021, NBTC Limited, a wholly owned subsidiary of The9, had signed a strategic cooperation framework purchase agreement with Shenzhen MicroBT Electronics Technology Co., Ltd., the manufacturer of WhatsMiner bitcoin mining machines for the purchase of 5,000 WhatsMiner bitcoin mining machines within one year. This will also be expected to increase the hash rate owned by The9 upon the continuous execution of the framework agreement. NBTC Limited will continue to purchase different types of cryptocurrencies mining machines with the plan to establish cryptocurrencies mining machine facilities worldwide.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en